EXHIBIT 11

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Net Income per Common Share

(in millions, except per share data)

	For the Thirteen Weeks Ended
	September 30, 2000		October 2, 1999
	Basic	Diluted	Basic	Diluted

EARNINGS:
Income from continuing operations	$238	$238	$241	$241
Income from discontinued operations, net of income taxes	16	16	17	17

Net income	254	254	258	258
Less: Dividends on Preferred Stock, net of tax benefits	(3)	—	(3)	—
Adjustment attributable to conversion of ESOP Convertible Preferred Stock	—	(1)	—	(1)

Net Income Available for Common Stockholders	$251	$253	$255	$257

SHARES:
Weighted Average Shares Outstanding	841	841	881	881
Common Stock Equivalents:
Stock Options	—	4	—	5
ESOP Convertible Preferred Stock	—	27	—	28
Restricted Stock and Other	—	5	—	5

Adjusted Weighted Average Shares Outstanding	841	877	881	919

Income from continuing operations per common share	$0.28	$0.27	$0.27	$0.26

Income from discontinued operations per common share	$0.02	$0.02	$0.02	$0.02

Net income per common share	$0.30	$0.29	$0.29	$0.28

29